December 20, 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management
in accordance with accounting principles generally accepted in Canada which have been reconciled to
accounting principles generally accepted in the United States as set out in note 12, and contain estimates based on
management's judgement. Management maintains an appropriate system of internal controls to provide
reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's auditors to review the scope
and results of the annual audit and to review the consolidated financial statements and related financial
reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an
audit in accordance with Canadian and United States generally accepted auditing standards, and their
report follows.



Robert J. Gayton
Vice President Finance

Thomas C. Patton
President and Chief Operating Officer

PRICEWATERHOUSECOOPERS 🛈

PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver British Columbia
Canada V6C 3S7
Telephone: +1 (604) 806 7000
Facsimile: +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Western Copper Holdings Limited

We have audited the consolidated balance sheets of **Western Copper Holdings Limited** (an exploration stage company) as at September 30, 2002 and 2001 and the consolidated statements of loss and deficit, cash flows and shareholders' equity for the years ended September 30, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended September 30, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
December 20, 2002

WESTERN COPPER HOLDINGS LIMITED
(an exploraton stage company)
Consolidated Balance Sheets
As at September 30, 2002 and 2001

(expressed in Canadian dollars)

	2002 $	2001 $
Assets		
Current assets		
Cash and cash equivalents	4,119,804	37,436
Restricted cash and securities	348,821	-
Accounts receivable and prepaid expense	50,660	13,316
	4,519,285	50,752
Long term investment (note 3)	267,092	283,092
Capital assets - net of accumulated depreciation of $43,073 (2001 - $39,436)	2,380	3,315
Mineral properties (note 4)	33,985,709	30,012,071
	38,774,466	30,349,230
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	2,675,524	2,430,567
Exploration commitments	348,821	-
	3,024,345	2,430,567
Shareholders' Equity		
Capital stock (note 6)	51,460,577	43,118,759
Deficit	(15,710,456)	(15,200,096)
	35,750,121	27,918,663
	38,774,466	30,349,230

Nature of operations (note 1)

Approved by the Board of Directors

Dale Corman _____ Director   _Thomas C. Patta_ _____ Director

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN COPPER HOLDINGS LIMITED
(an exploraton stage company)
Consolidated Statements of Loss and Deficit
For the years ended September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002 $	2001 $	2000 $
General exploration expenditures	10,749	83,773	118,643
(Recovery) write off of mineral properties (note 4)	(258,577)	8,075,116	44,234
	247,828	(8,158,889)	(162,877)
Administrative expenses			
Accounting and legal	67,904	75,242	122,368
Capital taxes	-	-	6,573
Consulting	311,056	297,939	289,640
Depreciation	3,637	8,550	8,550
Filing and transfer fees	55,013	35,396	37,858
Foreign exchange	33,204	19,584	(3,008)
Miscellaneous	14,648	10,475	15,636
Office and administration	157,561	169,840	174,041
Promotion and travel	141,788	108,828	139,687
	784,811	725,854	791,345
	(536,983)	(8,884,743)	(954,222)
Other income (expenses)			
Gain (loss) on sale of securities	6,626	(21,220)	(216,146)
Interest income	19,997	4,617	7,429
	26,623	(16,603)	(208,717)
Loss for the year	(510,360)	(8,901,346)	(1,162,939)
Deficit - Beginning of year	(15,200,096)	(6,298,750)	(4,661,524)
Adjustment to convertible loan			
Foreign exchange (note 5)	-	-	(73,226)
Interest (note 5)	-	-	(401,061)
Deficit - End of year	(15,710,456)	(15,200,096)	(6,298,750)
Basic and diluted loss per common share	(0.02)	(0.39)	(0.07)
Weighted average number of common shares outstanding	27,086,487	23,066,194	17,825,284

13

The accompanying notes are an integral part of these consolidated financial statements.

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploraton stage company)
Consolidated Statements of Cash Flows
For the years ended September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002 $	2001 $	2000 $
Cash flows from operating activities			
Loss for the year	(510,360)	(8,901,346)	(1,162,939)
Items not affecting cash			
(Recovery) write-off of mineral properties	(258,577)	8,075,116	44,234
Depreciation	3,637	8,550	8,550
(Gain) loss on sale of securities	(400)	21,220	216,146
	(765,700)	(796,460)	(894,009)
Change in non-cash working capital items			
Accounts receivable and prepaid expense	(37,344)	(6,043)	37,954
Accounts payable and accrued liabilities	(111,578)	(19,459)	81,597
	(148,922)	(25,502)	119,551
	(914,622)	(821,962)	(774,458)
Cash flows from financing activities			
Shares issued for cash - net of issue costs	8,341,818	1,940,956	7,043,533
Convertible loan (note 5)	-	-	(5,370,214)
Share subscription	-	-	100,000
	8,341,818	1,940,956	1,773,319
Cash flows from investing activities			
Long-term investment	16,400	(15,420)	-
Capital assets	(2,702)	-	-
Mineral properties	(4,421,638)	(2,920,747)	(1,626,429)
Accounts payable and accrued liabilities	1,063,112	1,825,206	(1,242,200)
Exploration commitments	348,821	-	-
Restricted cash and securities	(348,821)	-	-
Marketable securities	-	-	738,614
	(3,344,828)	(1,110,961)	(2,130,015)
Increase (decrease) in cash and cash equivalents	4,082,368	8,033	(1,131,154)
Cash and cash equivalents - Beginning of year	37,436	29,403	1,160,557
Cash and cash equivalents - End of year	4,119,804	37,436	29,403
Supplemental cash flow information			
Non cash financing and investing activities			
Mineral property costs included in accounts payable written off	706,577	-	-

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN COPPER HOLDINGS LIMITED
(an exploraton stage company)
Consolidated Statements of Shareholders' Equity
For the years ended September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	Common shares		Share subscription $	Cumulative deficit $	Convertible loan $	Total shareholders' equity $
	Number of shares	Amount $				
Balance -						
September 30, 1999	17,260,713	34,034,270	-	(4,661,524)	4,895,927	34,268,673
During the year ended						
September 30, 2000						
Issue of shares						
Private placements	4,826,665	7,074,000	-	-	-	7,074,000
Exercise of stock						
options	15,000	17,250	-	-	-	17,250
Share subscription	-	-	100,000	-	-	100,000
Share issue costs	-	(47,717)	-	-	-	(47,717)
Loss for the year	-	-	-	(1,162,939)	-	(1,162,939)
Interest and foreign exchange						
on convertible loan	-	-	-	(474,287)	-	(474,287)
Repayment of convertible loan	-	-	-	-	(4,895,927)	(4,895,927)
Balance -						
September 30, 2000	22,102,378	41,077,803	100,000	(6,298,750)	-	34,879,053
During the year ended						
September 30, 2001						
Issue of shares						
Private placements	2,040,667	2,125,000	(100,000)	-	-	2,025,000
Share issue costs	-	(84,044)	-	-	-	(84,044)
Loss for the year	-	-	-	(8,901,346)	-	(8,901,346)
Balance -						
September 30, 2001	24,143,045	43,118,759	-	(15,200,096)	-	27,918,663
During the year ended						
September 30, 2002						
Issue of shares						
Private placements	5,691,128	7,436,327	-	-	-	7,436,327
Exercise of warrants	736,375	983,571	-	-	-	983,571
Exercise of						
stock options	413,500	503,500	-	-	-	503,500
Share issue costs	-	(581,580)	-	-	-	(581,580)
Loss for the year	-	-	-	(510,360)	-	(510,360)
Balance -						
September 30, 2002	30,984,048	51,460,577	-	(15,710,456)	-	35,750,121

15

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1) **Nature of operations**

Western Copper Holdings Limited (the company) is incorporated under the British Columbia Company Act and is engaged, directly and through joint ventures and subsidiaries, in exploring and developing mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the company to obtain the necessary financing to continue the development of its mining properties or realizing the carrying amount through a sale.

Management has estimated that the company will have adequate funds from existing working capital, and proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2) **Significant accounting policies**

Principles of consolidation

These consolidated financial statements include the accounts of Western Copper Holdings Limited and its wholly owned subsidiaries, as listed below:

Western Copper International Ltd. (BVI)
WCI (Peñasquito) Limited (BVI)
Minera Peñasquito, S.A. de C.V. (Mexico)
WCI (Nicolas) Limited (BVI)
Minera Faja de Plata, S.A. de C.V. (Mexico)
WCI (Geronimo) Limited (BVI)
WCI Jeronimo Mexico, S.A. de C.V. (Mexico)
Minera Western Copper, S.A. de C.V. (Mexico)
Carmacks Copper Ltd.
Western Copper Holdings Inc. (United States)

The company records its share of the deferred exploration and development costs related to joint venture properties on a proportionate consolidation basis.

(expressed in Canadian dollars)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

The company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

Investments

Long-term investments are valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Capital assets

Capital assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

17

(expressed in Canadian dollars)

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The exercise of outstanding stock options and warrants would be anti dilutive.

Effective October 1, 2001, the company adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share. This has not impacted the financial statements.

Translation of foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Exchange gains or losses arising on translation are included in results of operations for the year.

Stock-based compensation plans

The company has four stock-based compensation plans as described in note 6. No compensation expense is recognized for these plans when stock options are granted to directors, officers, employees, independent contractors or consultants. The consideration paid on exercise of stock options or purchase of stock is credited to capital stock. Subsequent to the year ended September 30, 2002, the company prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3870, "Stock based compensation."

Income taxes

Effective October 1, 2000, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial

(expressed in Canadian dollars)

reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without any restatement of the 2000 financial statements being required.

3) **Long-term investment**

		2002	
	Number of shares	Net book value $	Market value $
Quaterra Resources Inc. Shares	1,498,460	267,092	89,908

		2001	
	Number of shares	Net book value $	Market value $
Quaterra Resources Inc. Shares	926,460	185,292	176,027
Shares subscribed for in private placement	652,000	97,800	123,880
	1,578,460	283,092	299,907

During the year ended September 30, 1999, the company disposed of its interest in the Nieves property to Quaterra Resources Inc. (Quaterra) for 1,444,460 shares in Quaterra at a fair value of $0.20 per share, or $288,892. The transaction resulted in a loss on disposal of $41,810 which was included in mineral property costs written off.

The holding of Quaterra shares has been accounted for as a long term investment as management intends to retain the shares as a means of maintaining an interest in the Nieves property and other properties held by Quaterra.

During the year ended September 30, 2001, in anticipation of participating in a Quaterra private placement, the company sold 518,000 shares in Quaterra for $82,380, resulting in a loss on disposal of

19

Western Copper Holdings Limited

(expressed in Canadian dollars)

$21,220. During the year ended September 30, 2002, the company sold an additional 80,000 shares in Quaterra for $16,400, resulting in a gain on disposal of $400.

During the year ended September 30, 2001, the company subscribed for a private placement of 652,000 units in Quaterra at $0.15 per unit for total cost of $97,800. Each unit consists of one common share of Quaterra and one warrant to purchase an additional common share at $0.20 for one year. The company advanced $50,000 to Quaterra in respect of the private placement prior to year end and accrued the remaining $47,800 payable, which was remitted to Quaterra during the current period. On November 15, 2001, the company received the 652,000 units subscribed for. The warrants referred to above expired during the year ended September 30, 2002. The Quaterra private placement was approved by regulatory bodies.

Subsequent to the year ended September 30, 2002, the company subscribed to a private placement of 1 million units at a price of $0.10 per unit. Each unit consists of one common share and one warrant to purchase an additional common share for two years at $0.10.

The company has officers and directors in common with Quaterra.

(expressed in Canadian dollars)

4) Mineral properties

	Total costs to Sept. 30, 2000 $	Costs incurred during 2001 $	Disposition/ write-offs during 2001 $	Total costs to Sept. 30, 2001 $	Costs incurred during 2002 $	Disposition/ write offs during 2002 $	Total costs to Sept. 30, 2002 $
Mexico							
El Salvador							
Acquisition	845,608	930,000	-	1,775,608	114,064	-	1,889,672
Exploration							
El Salvador	2,420,066	4,170	-	2,424,236	-	-	2,424,236
San Nicolas	3,184,830	371,322	-	3,556,152	438,373	-	3,994,525
Tamara	1,600,723	204,766	-	1,805,489	43,770	-	1,849,259
	8,051,227	1,510,258	-	9,561,485	596,207	-	10,157,692
Faja de Plata							
San Jeronimo							
Acquisition	444,120	117,874	-	561,994	71,801	-	633,795
Exploration	897,811	91,319	-	989,130	13,441	-	1,002,571
Peñasquito							
Acquisition	10,832,759	369,747	-	11,202,506	1,428,260	-	12,630,766
Exploration	1,272,457	168,717	-	1,441,174	2,145,406	-	3,586,580
Ramos	1,595,121	526,761	-	2,121,882	150,062	(448,000)	1,823,944
	15,042,268	1,274,418	-	16,316,686	3,808,970	(448,000)	19,677,656
Geomex 6							
Acquisition	123,464	-	(123,464)	-	-	-	-
Exploration	47,407	1,689	(49,096)	-	-	-	-
	170,871	1,689	(172,560)	-	-	-	-
El Pirul							
Acquisition	9,483	-	-	9,483	1,584	-	11,067
Exploration	16,703	91,093	-	107,796	10,996	-	118,792
	26,186	91,093	-	117,279	12,580	-	129,859
Naranjo							
Acquisition	-	-	-	-	-	-	-
Exploration	-	16,621	-	16,621	22	-	16,643
	-	16,621	-	16,621	22	-	16,643
Almoloya							
Exploration	-	-	-	-	3,859	-	3,859
Carried forward	23,290,552	2,894,079	(172,560)	26,012,071	4,421,638	(448,000)	29,985,709

21

(expressed in Canadian dollars)

	Total costs to Sept. 30, 2000 $	Costs incurred during 2001 $	Disposition/ write-offs during 2001 $	Total costs to Sept. 30, 2001 $	Costs incurred during 2002 $	Disposition/ write offs during 2002 $	Total costs to Sept. 30, 2002 $
Brought forward	23,290,552	2,894,079	(172,560)	26,012,071	4,421,638	(448,000)	29,985,709
Canada							
Carmacks							
Acquisition	7,997,082	-	(3,997,082)	4,000,000	-	-	4,000,000
Development	4,722,109	26,668	(4,748,777)	-	-	-	-
Deferred gain	(843,303)	-	843,303	-	-	-	-
	11,875,888	26,668	(7,902,556)	4,000,000	-	-	4,000,000
	35,166,440	2,920,747	(8,075,116)	30,012,071	4,421,638	(448,000)	33,985,709

a)   **El Salvador, San Nicolas and Tamara**

The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The company, through its subsidiary Minera Western Copper, S.A. de C.V. (Minera Western), has agreed with Minera Teck S.A. de C.V. (Minera Teck) to jointly explore and develop the properties pursuant to a July 1, 1997 agreement. Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest, with each company being responsible for its share of the exploration costs.

On May 4, 1999, Minera Western and Minera Teck transferred their respective rights under the July 1, 1997 agreement to Minera Tama, S.A. de C.V. (Minera Tama), a new Mexican corporation, governed by a Shareholders' Agreement between the two parties dated August 26, 1999, formed to hold title to the Mexican properties.

Provisions of the agreements include the following:

i)   On completion of a positive feasibility study, Minera Teck could elect to acquire an additional 10% interest in the project by committing to arrange all production financing. If Minera Teck does not elect to take that option, each party will be responsible for arranging its respective share of the production program financing.

ii)   On completion of a positive feasibility study, Minera Teck has the option to acquire an additional 10% interest in the project by paying the company the discounted net present value of that 10% interest.

The vendor of one of the concessions (the El Salvador concession) holds a 2% net smelter return royalty for any production from that concession. The El Salvador concession has an area of 80 hectares, while the entire El Salvador joint venture has an area of 22,500 hectares. No part of the San Nicolas ore body is located on the El Salvador concession.

(expressed in Canadian dollars)

On July 27, 2000, Minera Western and Minera Teck amended the Shareholders' Agreement. Under the revised agreement, Minera Teck funded Minera Western's share of the cost needed to complete the feasibility study (estimated at $3.5 million), and spent $1.5 million on Minera Western's behalf on 2000 exploration expenditures. By electing to have Minera Teck fund the feasibility study and 2000 exploration expenditures, Minera Western allowed Minera Teck to exercise its option set out in note 4(a)(ii) above, earlier than was previously agreed.

At September 30, 2001, Minera Teck held 65% of the shares of Minera Tama and Minera Western held the remaining 35%. Within the El Salvador project, approximately one third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition from Sanluis Corporación, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of El Salvador project is held by Minera Tama. Future funding will be on a Minera Teck 65% - Minera Western 35% basis. Minera Teck retains the right, described in note 4(a)(i), to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. The net result of the elections that may be made by Minera Teck is that Minera Western will retain an interest in San Nicolas ranging from 18.75% to 29.75%.

Under the revised agreement, the interest of Minera Western will be diluted if it fails to fund exploration expenditures on a property. The company currently owes Teck Cominco approximately $2 million, some of these funds having been spent on behalf of the company under circumstances where dilution provisions could be activated. The company expects to settle these accounts prior to September 30, 2003, and may elect to have its interest in one or more projects diluted, although the company does not currently anticipate that its interest in San Nicolas will be reduced.

b) **Faja de Plata**

Effective May 5, 1999, Kennecott Exploration Company (Kennecott) and the company terminated their strategic alliance in the Faja de Plata area of central Mexico. Under the terms of the agreement (the Termination Agreement), Kennecott surrendered its back in rights on seven properties including Peñasquito, Ramos and San Jeronimo, and terminated the requirement for the company to spend US$4 million on the properties over the next four years. Kennecott received:

i)   250,000 common shares of the company (issued May 4, 1999).

ii) repricing of 250,000 share purchase warrants held by Kennecott so that each warrant may be exercised at any time prior to March 12, 2001 at a price of $2 per share (expired).

iii) a payment of US$50,000 due on or before August 1, 1999 (paid).

Kennecott retains an uncapped royalty varying from 1% to 2% on all properties except Ramos.

23

(expressed in Canadian dollars)

In an agreement dated March 26, 1999, the company assigned 100% interest in the Nieves concessions, formerly one of the seven Faja de Plata properties, to Quaterra in return for 1,444,460 shares of Quaterra at a deemed price of $0.20 per share and for Quaterra assuming the company's obligations to underlying concession holders.

San Jeronimo

The company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Mauricio Hochschild & Cia. Ltda. (Hochschild) to allow Hochschild to carry out geological mapping and geophysical surveys on the San Jeronimo property to evaluate the feasibility of a work plan. Under the terms of the agreement, Hochschild had 90 days to confirm its intention to continue to explore the property, and on November 21, 2000, Hochschild confirmed its intention to continue to explore the San Jeronimo property. Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years. After Hochschild earned its 68% interest, Minera Western could elect a 32% participating interest or a 20% carried interest through production, in which case Hochschild would provide all financing through to production.

The vendor of the property received a payment of US$25,000 in October 2000 and thereafter was to receive payments of US$25,000 every six months in March and September until March 2004. Hochschild would be responsible for 68% of these payments, with the company responsible for 32%.

As at July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company's interest in San Jeronimo reverted back to 100% effective September 8, 2001.

Effective June 1, 2002, the company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex has an option to earn a 70% interest in the property by making US$45,000 in option payments to Western, and making all underlying option and tax payments on the property through March 2005. The underlying option payments total US$1,180,000, of which US$107,500 was received subsequent to the period. Apex can earn an additional 10% if it arranges all funding necessary to bring the property to commercial production.

Peñasquito

The company, through its subsidiary Minera Peñasquito, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Peruvian miner Hochschild with respect to the Peñasquito property located in Zacatecas, Mexico. Under the terms of the agreement, Hochschild had 90 days to confirm its intention to continue to explore the property, and on November 21, 2000, Hochschild confirmed that it intended to proceed to conduct exploration of the Peñasquito property and made a US$500,000 land purchase payment. Under the agreement, Hochschild could earn a 68% interest in Peñasquito by making exploration expenditures totalling US$1.75 million over the next three years. As at April 18, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company's interest in Peñasquito reverted back to 100% effective June 28, 2001.

(expressed in Canadian dollars)

The company negotiated a deferral of the Peñasquito property payments. The new terms require payments of US$621,000 due on July 3, 2002 (paid) and a further US$654,000 due on July 3, 2003. The US$621,000 (Cdn$1,085,870) payment represents a major portion of the total Peñasquito acquisition costs incurred during the year of Cdn$1,428,260.

Ramos

Minera Teck and Minera Western have formed a joint venture, with each having 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. Minera Teck will contribute its lands to the south, east and west of El Salvador and Minera Western will contribute its interest in the Ramos property to the north. In recognition of Minera Western's prior expenditures on the Ramos property, Minera Teck will fund the first US$500,000 in exploration on the merged block. Thereafter, funding will be on a Minera Teck 55% - Minera Western 45% basis. Minera Teck and Minera Western will have rights similar to those contained within the Minera Tama Shareholders' Agreement. The company may elect to have its interest in the project diluted.

Effective September 30, 2002, the company elected to dilute its interest in the Ramos joint venture. The participating interest has been reduced to a percentage ranging from 15% to 25% (2001 - 45%).

25

c)   **Geomex 6**

On October 13, 1998, the company entered into an option agreement with Kalahari Resources Inc. (Kalahari) whereby the company had the option to acquire, subject to a 2% underlying net smelter return on proceeds of production, an undivided 51% interest in the Geomex 6 property located in Jalisco and Guanajuato states, Mexico. To acquire the interest, the company was required to:

i)   pay $112,500 (paid) as a subscription for 150,000 units of Kalahari, each unit consisting of one common share and one warrant to purchase an additional common share for a period of two years at a price of $0.85 per share in the first year and $0.95 in the second year. Kalahari was required to expend the subscription proceeds on acquisition costs, taxes and a preliminary geochemical and geophysical exploration program.

ii) incur aggregate exploration expenditures of US$500,000 within two years after receipt of the results of the preliminary exploration program to be completed by Kalahari. As of September 30, 2001, $60,060 had been expended.

Effective June 29, 2001, the company terminated its interest in the option agreement due to recurring property title problems.

(expressed in Canadian dollars)

d) El Pirul

In June 2000, the company staked four claims covering 1,462 hectares comprising the El Pirul property, located in Zacatecas, Mexico. Pursuant to an agreement entered into during the year with Apex, the El Pirul property was combined with a 4,800 hectare property known as Veta Grande which was held by Apex. Under the agreement, the company will operate a jointly funded US$200,000 exploration program which will be completed in three stages, consisting of data evaluation, geophysics and drilling. Results of each phase of exploration will be reviewed with approval by both parties required to move to the next stage, and if either party elects not to continue to a subsequent stage, all properties will be returned to the original holder.

e) Naranjo

The company staked 602 hectares in the Naranjo tin district during the fourth quarter of 2000 to cover a number of prospective tin showings in rhyolitic host rocks. No exploration is planned until a number of invalid contiguous claims are declared open for staking.

f) Almoloya

The company staked claims at the Almoloya silver prospect, about 45 kilometers northeast of Parral, state of Chihuahua, Mexico.

Pursuant to a letter agreement dated May 22, 2002, the company and Anglo American Exploration (Canada) Ltd. (Anglo) have agreed to combine certain properties held by each company into a single joint venture. Certain of the company's claims which are being added to the joint venture are subject to an underlying option agreement that requires the payment of $300,000 over five years to exercise the option (which will be paid by Anglo), and are subject to a 2% net smelter return royalty capped at US$2,000,000. Anglo may earn an 80% interest in the joint venture land by spending US$1.75 million over 5 years, including a firm commitment of $50,000 in the first year, followed by an optional commitment of $200,000 in the second year. After Anglo has earned an 80% interest, Anglo has the option to prepare a Bankable Feasibility Study, in which case Anglo will fund all of the company's costs through to production.

g) Carmacks Copper Project

The company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada, in 1989. Pursuant to the purchase agreement, the property vendor is entitled to receive annual advance royalties of $100,000 until the property is placed in production. The advance royalty is due only if the average price of copper for the calendar year exceeds US$1.10 per pound. As the price of copper was below US$1.10 in 2002, 2001 and 2000, no payments have been made for those years. The property vendor has also retained a 15% net profit royalty, or a 3% net smelter royalty, to a maximum of $2.5 million.

(expressed in Canadian dollars)

Under an arrangement dated September 30, 1996, the company acquired the remaining 50% of the Carmacks Copper Project. At the time, the company was in the process of obtaining necessary permits to commence commercial production. This process was discontinued when copper prices fell below the break-even point for the project and copper prices have since remained at levels at which the project is not economic. Accordingly, in the year ended September 30, 2001, the property has been restated to an estimated realizable value of $4,000,000 and deferred acquisition and exploration costs and the deferred gain, totalling $7,902,556, have been written off.

5) **Convertible loan**

The company entered into an agreement with Teck Corporation (Teck), a significant shareholder at the time, pursuant to which Teck provided the company with US$2.9 million in financing for the exploration of its 45% interest in the El Salvador joint venture in Mexico. Teck also advanced the company Cdn$300,000 for general operating purposes. All amounts advanced under this facility were collateralized by a promissory note, and bore interest at the bank prime rate. The company had the option of settling the debt and accrued interest by issuing common shares.

Canadian generally accepted accounting principles require amounts that can be settled by the issuer in shares to be classified as equity and therefore the principal and interest elements of the loan were classified as equity. As a result, the interest on the convertible loan and the foreign exchange adjustment were charged to deficit.

On September 5, 2000, the company repaid the principal balances owing on both loans, $4,290,592 (US$2,900,000) and $300,000, and $779,622 in accrued interest. The company obtained financing by issuing 4,200,000 common shares to Teck for gross proceeds of $6,174,000 (note 6).

27

WESTERN COPPER HOLDINGS LIMITED
(an exploraton stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

6) Capital stock

Authorized
　　100,000,000 (2001 - 100,000,000) common shares without par value

Issued

	Number of shares	Amount $
Balance at September 30, 1999	17,260,713	34,034,270
Pursuant to a private placement at $1.50 per share, less $5,000 issuance costs	200,000	295,000
Pursuant to a private placement at $1.50 per share, less $21,000 issuance costs	199,998	279,000
Pursuant to a private placement at $1.25 per share, less $14,717 issuance costs	160,000	185,283
Pursuant to a private placement at $1.50 per share, less $7,000 issuance costs	66,667	93,000
Pursuant to a private placement at $1.47 per share	4,200,000	6,174,000
Pursuant to exercise of stock options	15,000	17,250
Balance at September 30, 2000	22,102,378	41,077,803
Pursuant to a private placement at $1.50 per share, less $14,000 issuance costs	66,667	86,000
Pursuant to a private placement at $1.25 per share, less $1,674 issuance costs	256,000	318,326
Pursuant to a private placement at $1.10 per share	250,000	275,000
Pursuant to a private placement at $1.20 per share, less $22,956 issuance costs	135,000	139,044
Pursuant to a private placement at $1.20 per share	300,000	360,000
Pursuant to a private placement at $1.00 per share, less $15,414 issuance costs	408,000	392,586
Pursuant to a private placement at $0.80 per share, less $30,000 issuance costs	625,000	470,000
Balance at September 30, 2001	24,143,045	43,118,759

(expressed in Canadian dollars)

	Number of shares	Amount $
Balance at September 30, 2001	24,143,045	43,118,759
Pursuant to a private placement at $0.70 per share, less $7,007 issuance costs	145,000	94,493
Pursuant to a private placement at $0.78 per share	200,000	156,000
Pursuant to a private placement at $0.65 per share, less $190,570 issuance costs	2,797,038	1,627,504
Pursuant to a private placement at $0.65 per share	460,000	299,000
Pursuant to a private placement at $1.03 per share, less $18,810 issuance costs	342,090	333,543
Pursuant to a private placement at $1.20 per share, less $22,189 issuance costs	407,000	466,211
Pursuant to a private placement at $3.15 per share, less $343,004 issuance costs	1,340,000	3,877,996
Pursuant to the exercise of share purchase warrants	736,375	983,571
Pursuant to the exercise of stock options	413,500	503,500
Balance at September 30, 2002	30,984,048	51,460,577

29

a) The following summarizes issuances of capital stock during the year ended September 30, 2002:

• The company received $101,500 from a private placement of 145,000 units, each unit comprising one common share and one share purchase warrant. A commission of 7% of the funds raised was paid. Each share purchase warrant entitles the holder to acquire one common share for $1.30 until December 31, 2002; $1.60 until December 31, 2003; and $2.00 until December 31, 2004.

• The company received $156,000 from a private placement of 200,000 common shares.

• The company received $1,818,074 from a private placement of approximately 2.79 million units at a price of $0.65 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $0.80 in year one and $1.00 in year two. The agent received 162,929 Agent's B warrants entitling the agent to purchase units at $0.65 for two years. Commissions and issuance costs excluding warrants amounted to $190,570.

• The company received $299,000 from a private placement of 460,000 units at a price of $0.65 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $0.80 in year one and $1.00 in year two.

• The company received $352,353 from a private placement of 342,090 units at a price of $1.03 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $1.29 in year one and $1.50 in year two. A commission of 7% of funds raised is payable on a portion of the financing.

(expressed in Canadian dollars)

- The company received $488,400 from a private placement of 407,000 units at a price of $1.20 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $1.50 in year one and $2.00 in year two. A commission of 7% of funds raised is payable on a portion of the financing.

- The company received $4,221,000 from a private placement of 1,340,000 units at a price of $3.15 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $4.00. A commission of 7% of funds raised is payable on a portion of the financing and 134,000 agent share purchase warrants. Each agent share purchase warrant entitles the agent to acquire one common share for $3.15 on or before July 17, 2004.

- The company received $983,571 from the exercise of 736,375 share purchase warrants at exercise prices ranging from $0.80 to $1.50 per share purchase warrant.

- The company received $503,500 from the exercise of 413,500 share purchase stock options at exercise prices ranging from $1.00 to $2.00 per share purchase stock option.

The securities represented in these private placements, and arising upon the exercise of the above stock options and warrants, have been issued at September 30, 2002.

b) Share purchase warrants

A summary of the company's warrants outstanding at September 30, 2002, 2001 and 2000, and the changes for the years then ended, is presented below:

	Sept. 30, 2002	Weighted average exercise price $	Sept. 30, 2001	Weighted average exercise price $	Sept. 30, 2000	Weighted average exercise price $
Balance outstanding -						
Beginning of year	2,213,332	1.80	899,814	1.98	473,149	4.34
Issued	3,173,381	1.67	1,686,667	1.74	526,665	2.00
Exercised	(736,375)	1.34	-	-	-	-
Cancelled/expired	(299,998)	2.00	(373,149)	1.96	(100,000)	9.20
Balance outstanding and exercisable -						
End of year	4,350,340	1.80	2,213,332	1.80	899,814	1.98

30

(expressed in Canadian dollars)

Share purchase warrants outstanding as of September 30, 2002:

Number of shares	Exercise price $	Expiry date
66,667	2.00	November 4, 2002
256,000	2.00	December 15, 2002
67,500	2.00	January 29, 2003
408,000	2.00	June 30, 2003
250,000	2.00	January 28, 2004
425,000	1.60 or 2.00	July 12, 2003 or July 12, 2004
145,000	1.30 or 1.60 or 2.00	December 31, 2002 or December 31, 2003 or December 31, 2004
1,326,019	0.80 or 1.00	February 23, 2003 or February 23, 2004
46,154	0.80 or 1.00	February 23, 2003 or February 23, 2004
230,000	0.80 or 1.00	April 9, 2003 or April 9, 2004
122,500	1.29 or 1.50	May 6, 2003 or May 6, 2004
203,500	1.50 or 2.00	June 17, 2003 or June 17, 2004
670,000	4.00	July 17, 2004
134,000	3.15	July 17, 2004
4,350,340		

c) **Stock options**

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of each option at granting is equal to or greater than the market price of the company's stock at the date of grant.

	Sept. 30, 2002	Weighted average exercise price $	Sept. 30, 2001	Weighted average exercise price $	Sept. 30, 2000	Weighted average exercise price $
Balance outstanding - Beginning of year	2,595,000	1.98	2,220,000	1.94	2,310,000	3.89
Granted	2,225,000	1.28	530,000	2.00	-	-
Exercised	(413,500)	1.22	-	-	(15,000)	1.35
Cancelled/expired	(295,000)	2.00	(155,000)	1.43	(75,000)	2.20
Balance outstanding and exercisable - End of year	4,111,500	1.68	2,595,000	1.98	2,220,000	1.94

31

(expressed in Canadian dollars)

During the year ended September 30, 2000, all of the stock options outstanding with an exercise price greater than $2.00 were re-priced to $2.00.

Stock options outstanding as at September 30, 2002 are as follows:

	Range of exercise price $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $
Granted in 1998	2.00	820,000	0.50	2.00
Granted in 1999	2.00	810,000	1.48	2.00
Granted in 2001	2.00	530,000	2.36	2.00
Granted in 2002	1.00 - 3.15	1,951,500	4.46	1.32
		4,111,500		

Share purchase stock options outstanding as of September 30, 2002 are as follows:

Number of shares	Exercise price $	Expiry date
200,000	2.00	December 31, 2002
150,000	2.00	February 1, 2003
520,000	2.00	April 16, 2003
50,000	2.00	August 1, 2003
50,000	2.00	June 15, 2003
110,000	2.00	November 10, 2003
580,000	2.00	March 26, 2004
95,000	2.00	June 28, 2004
25,000	2.00	August 20, 2004
130,000	2.00	October 27, 2005
150,000	2.00	November 7, 2005
100,000	2.00	February 1, 2006
200,000	1.50	October 15, 2006
100,000	2.00	October 22, 2006
1,221,500	1.00	March 20, 2007
300,000	1.50	May 7, 2007
130,000	3.15	September 17, 2007
4,111,500		

(expressed in Canadian dollars)

7) **Related party transactions**

    a)   Included in accounts payable and accrued liabilities is $6,717 (2001 - $28,964) owing to companies/proprietorships controlled by directors and officers of the company.

    b)   Included in accounts receivable is $23,063 (2001 - $5,030) owed by companies with common directors.

    c)   During the year ended September 30, 2002, the company incurred:

        i) $72,000 (2001 - $72,000) in charges for administrative services and rent from a company controlled by a director.

        ii) $4,115 (2001 - $6,149) in legal expenses from a legal firm in which a director practises as a partner.

        iii)   fees totalling $318,835 (2001 - $305,647) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the company.

    d)   All other related party transactions are disclosed elsewhere in these consolidated financial statements.

33

8) **Income taxes**

As at September 30, 2002, the company has accumulated non capital losses available for carry-forward of approximately $1,950,000, which will expire between 2003 to 2009. The company also has available Canadian and foreign Exploration and Development Expenditures of approximately $8,600,000, which are available for reduction of future taxable income. In addition, the company's Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances.

(expressed in Canadian dollars)

a) The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2002 $	2001 $
Statutory tax rate	39.62%	44.62%
Loss for the year	(510,360)	(8,901,346)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(202,205)	(3,971,781)
Non deductible items	668	2,227
Difference between Canadian and foreign tax rates	954	30,133
Losses for which no income tax benefit has been recognized	200,583	3,939,421
	-	-

b) The significant components of the company's future tax assets are as follows:

	$
Future income tax assets	
Mineral property interests	1,658,555
Operating loss carry-forward	696,126
Other	13,540
Benefit from losses	2,368,221
Valuation allowance for future tax assets	(2,368,221)
	-

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

9) **Segmented information**

Industry information

The company operates in one reportable operating segment, being the acquisition and development of resource properties.

(expressed in Canadian dollars)

Geographic information

Revenues from operations in the years ended September 30, 2002, 2001 and 2000 were derived from interest income, which was earned in Canada.

The company's non-current assets by geographic locations are as follows:

	2002	2001
	$	$
Canada	4,269,472	4,286,407
Mexico	29,985,709	26,012,071
	34,255,181	30,298,478

10) Financial instruments

a) Fair value

The fair values of cash and cash equivalents, accounts receivable and prepaid expense, restricted cash and securities, exploration commitments and accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments.

The fair market value of the company's long term investment will fluctuate with market prices. The fair market value of the long term investment is less than cost by $177,184 at September 30, 2002 (2001 - $16,815 greater than cost). The company is exposed to a risk of loss if the market price of the investment permanently falls below cost.

b) Foreign exchange risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

c) See also note 5.

11) Shareholder rights plan

During the year ended September 30, 1998, the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

35

WESTERN COPPER HOLDINGS LIMITED
(an exploraton stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

12) **Material differences between Canadian and United States generally accepted accounting principles (GAAP)**

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

a) **Consolidated balance sheets**

	2002 $	2001 $	2000 $
Long term investment - under Canadian GAAP	267,092	283,092	288,892
Unrealized (loss) gain	(177,184)	16,815	(130,001)
Long term investment - under U.S. GAAP	89,908	299,907	158,891
Mineral properties - under Canadian GAAP	33,985,709	30,012,071	35,166,440
Cumulative exploration expenditures written off under U.S. GAAP (c)	(28,557,449)	(26,012,071)	(23,290,552)
Mineral properties - under U.S. GAAP	5,428,260	4,000,000	11,875,888
Shareholders' equity - under Canadian GAAP	35,750,121	27,918,663	34,879,053
Measurement differences			
Deficit - under Canadian GAAP	15,710,456	15,200,096	6,298,750
Deficit - under U.S. GAAP	(44,381,883)	(41,132,146)	(29,656,097)
Shareholders' equity - under U.S. GAAP	7,078,694	1,986,613	11,521,706

WESTERN COPPER HOLDINGS LIMITED
(an exploraton stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

b) **Consolidated statements of loss and deficit**

	2002 $	2001 $	2000 $
Loss for the year - under Canadian GAAP	510,360	8,901,346	1,162,939
Exploration expenditures for the year (c)	2,993,378	2,894,079	1,625,473
Exploration costs written off during the year that would have been expensed in the year incurred	(448,000)	(172,560)	(44,234)
Accretion of convertible loan (d)	-	-	474,287
Loss for the year - under U.S. GAAP	3,055,738	11,622,865	3,218,465
Unrealized loss (gain) on available-for sale securities (f)	193,999	(146,816)	66,795
Comprehensive loss - under U.S. GAAP	3,249,737	11,476,049	3,285,260
Loss per common share - under U.S. GAAP	0.11	0.50	0.18
Deficit - under U.S. GAAP - Beginning of year	41,132,146	29,656,097	26,370,837
Comprehensive loss - under U.S. GAAP	3,249,737	11,476,049	3,285,260
Deficit - under U.S. GAAP - End of year	44,381,883	41,132,146	29,656,097
Accumulated other comprehensive (gain) loss			
Beginning of year - under U.S. GAAP	(16,815)	130,001	63,206
Other comprehensive loss (gain)	193,999	(146,816)	66,795
End of year - under U.S. GAAP	177,184	(16,815)	130,001

c) **Mineral property exploration expenditures**

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

The costs of acquiring mineral rights to properties are capitalized, although the carrying values of such costs are assessed on a periodic basis to ensure they can be recovered on an undiscounted cash flow basis.

(expressed in Canadian dollars)

For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

d) Convertible loan

Under Canadian GAAP, the convertible loan referred to in note 5 is accounted for as equity, whereas under U.S. GAAP, it would be accounted for as a long-term liability.

e) Stock-based compensation

For financial statement purposes, the company has elected to follow the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options. As options are granted at exercise prices based on the market value of the company's shares at the date of grant, no adjustment for compensation expense is required.

Subsequent to the year-end, the company elected to adopt the new recommendations of the Canadian Institute of Chartered Accountants Section 3870, "Stock Based Compensation".

f) Available-for-sale securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Securities that experience a decline in fair value that is other than temporary are written down. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

g) Recent accounting developments

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This standard addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long lived Assets". This standard addresses accounting for discontinued operations and the impairment of disposal of long-lived assets.

(expressed in Canadian dollars)

In December 2001, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13, "Hedging Relationships". This guideline presents the views of the Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting and the discontinuance of hedge accounting. It establishes certain conditions for when hedge accounting may be applied. The guideline should be applied in fiscal years beginning on or after July 1, 2003.

In April 2002, the FASB issued SFAS No. 145, "Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and technical correction". This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This standard amends FASB Statement No. 123, "Accounting for Stock Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

39

Corporate Information

Directors:	F. Dale Corman	Thomas C. Patton	Klaus Zeitler
	Lawrence P. Page Q.C.	Robert A. Quartermain	Fred Daley
	Michael H. Halvorson	Lee Bilheimer	

Officers:

F. Dale Corman
Chairman and Chief Executive Officer

Thomas C. Patton
President and Chief Operating Officer

Robert J. Gayton
Vice President, Finance

Lawrence Page, Q.C.
Secretary

Hugh D. Harbinson
Vice President

Exchange Listings:

Toronto Stock Exchange
Trading symbol: WTC
American Stock Exchange
Trading symbol: WTZ

Transfer Agent & Registrar:

Computershare Investor Services Inc.
510 Burrard Street
Vancouver, B.C. V6C 3B9

Cusip No: 95805J105

Auditors:

PricewaterhouseCoopers LLP
Vancouver

Annual General Meeting:

The Annual General Meeting of Shareholders of Western Copper Holdings Limited will be held on Thursday March 20th, 2003 at 2:30 p.m. in the UBC Room, 3rd Floor, The Vancouver Club, 915 West Hastings Street, Vancouver, B.C.

Western Copper Holdings Limited
1550- 1185 West Georgia Street
Vancouver, B.C.
V6E 4E6

Tel: 604-684-9497
Fax: 604-688-4670
E-mail: info@westerncopper.com
Web: www.westerncopper.com

2002
Annual Report